Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Pacific Rim Mining Corp. of our report dated June 6, 2006 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders and to the Registration Statement on Form S-B (Sec No. 333.100832) initially filed with the Securities and Exchange Commission on October 28, 2002.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
July 27, 2007	CHARTERED ACCOUNTANTS